ICU Medical, Inc.

September 5, 2017

VIA EDGAR

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549

Re:    ICU Medical Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 1, 2017
Form 10-Q for the Quarterly Period Ended June 30, 2017
Filed August 9, 2017
File No. 001-34634
Dear Mr. Cascio:
This letter is submitted on behalf of ICU Medical Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 29, 2017 in connection with the above-referenced filings.
For convenience, we have set forth in italics the text of the Staff’s comments below followed by the Company’s responses.
Form 10-Q for the Quarterly Period Ended June 30, 2017

Note 3. Acquisitions and Strategic Transaction Expenses, page 10

1.
We refer to your response to comment 1. Please expand the notes to future financial statements to qualitatively describe the business and operational factors leading to the reduction in the fixed purchase price and low value assigned to the contingent consideration as described in your response. Refer to ASC 805-30-50-1f.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company will include a description consistent with these instructions in future financial statements

2.
As a related matter, we note your disclosure continues to attribute the $63 million bargain purchase gain to a potential future restructuring. Please revise future filings to clarify that disclosure in light of statements in Note 4 indicating that restructuring charges of $16 million recognized in the first six months of 2017 represent all material charges related to integrating HIS into your business.

September 5, 2017

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will revise future filings accordingly.

*    *    *    *    *

September 5, 2017

We hope the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 949-366-4227 with any questions or further comments you have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Scott E. Lamb

Scott E. Lamb
Chief Financial Officer
ICU Medical Inc.

Enclosures

cc: (via email)
Virginia Sanzone, ICU Medical Inc.
Daniel E. Rees, Latham & Watkins LLP